AMENDMENT
TO THE INVESTMENT ADVISORY AGREEMENT

THIS AMENDMENT dated as of this 10th day of  September, 2015, to the Investment Advisory Agreement dated as of October 19, 2012 (the "Agreement"), is entered into by and between FACTORSHARES TRUST (the “Trust”), a Delaware statutory trust and FACTOR ADVISORS, LLC (the “Adviser”), a registered investment adviser.

RECITALS

WHEREAS, the parties have entered into the Agreement; and

WHEREAS, the Trust and the Adviser desire to amend the Agreement in response to the expiration of the Business Management Agreement between the Trust and PureShares LLC and to amend the fees; and

WHEREAS, Section 11 of the Agreement allows for its amendment by a written instrument executed by both parties.

NOW, THEREFORE, the parties agree as follows:

1.) Section 1.h is hereby deleted in its entirety

2.) Sections 6 and 7 are hereby deleted in their entirety and replaced with the following:

6.           Allocation of Charges and Expenses.  The Adviser will bear its own costs of providing services hereunder.  The Adviser agrees to pay all expenses incurred by the Funds except for the fee paid to the Adviser pursuant to this Agreement, interest, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, extraordinary expenses, and distribution fees and expenses paid by the Trust under any distribution plan adopted pursuant to Rule 12b-1 under the 1940 Act (collectively, “Excluded Expenses”).

The Trust acknowledges and agrees that the Adviser may enter into one or more agreements with one or more third-parties, including but not limited to, Sub-Advisers, to pay some or all expenses incurred by the Funds; provided, that no such agreement(s) shall release the Adviser from its obligation to the Trust to pay the expenses described in this Agreement.

7.           Compensation to the Adviser.  The Funds shall pay to the Adviser, as compensation for the Adviser’s services hereunder, a fee, determined as described in Schedule A that is attached hereto and made a part hereof.  Such fee shall be computed daily and paid not less than monthly in arrears by the Funds.

Expenses and fees, including the management fees, are accrued daily and taken into account for purposes of determining net asset value. The net asset value of the Fund is calculated by the custodian and determined at the close of the regular trading session on the NYSE (ordinarily 4:00 p.m. Eastern time) on each day that such exchange is open, provided that fixed-income assets may be valued as of the announced closing time for trading in fixed-income instruments on any day that the Securities Industry and Financial Markets Association announces an early closing time.

In calculating the Fund’s net asset value, the Fund’s investments are generally valued using market valuations. A market valuation generally means a valuation (i) obtained from an exchange, a pricing service, or a major market maker (or dealer), (ii) based on a price quotation or other equivalent indication of value supplied by an exchange, a pricing service, or a major market maker (or dealer) or (iii) based on amortized cost. In the case of shares of other funds that are not traded on an exchange, a market valuation means such fund’s published net asset value per share. The Fund may use various pricing services, or discontinue the use of any pricing service, as approved by the Board from time to time. A price obtained from a pricing service based on such pricing service’s valuation matrix may be considered a market valuation. Any assets or liabilities denominated in currencies other than the U.S. dollar are converted into U.S. dollars at the current market rates on the date of valuation as quoted by one or more sources.

6/2015	US_ACTIVE-123266385.1-EDSIMANE 10/23/2015 9:31 AM

In the event that current market valuations are not readily available or such valuations do not reflect current market value, the Trust’s procedures require the Fair Value Committee to determine a security’s fair value if a market price is not readily available. In determining such value, the Fair Value Committee may consider, among other things, (i) price comparisons among multiple sources, (ii) a review of corporate actions and news events, and (iii) a review of relevant financial indicators (e.g., movement in interest rates, market indices, and prices from the Fund’s index provider).

In the event of termination of this Agreement, the fee provided in this Section shall be computed on the basis of the period ending on the last business day on which this Agreement is in effect subject to a pro rata adjustment based on the number of days elapsed in the current month as a percentage of the total number of days in such month.

4.) Schedule A is hereby superseded and replaced in its entirety with Amended Schedule attached hereto.

Except to the extent amended hereby, the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by a duly authorized officer on one or more counterparts as of the date and year first written above.

FACTORSHARES TRUST	FACTOR ADVISORS, LLC

By: /s/ Samuel Masucci, III	By: /s/ Samuel Masucci, III
Name: Samuel Masucci, III	Name: Samuel Masucci, III
Title: President	Title: CEO

AMENDED SCHEDULE A
to the
INVESTMENT ADVISORY AGREEMENT
between
FACTORSHARES TRUST
and
FACTOR ADVISORS, LLC

The Trust will pay to the Adviser as compensation for the Adviser’s services rendered, a fee, computed daily at an annual rate based on the average daily net assets of the respective Fund in accordance with the following fee schedule:

Fund	Rate
PureFunds ISE Junior Silver (Small Cap Miners/Explorers) ETF	0.69%